Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, Nevada 89169

March 25, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Boyd Gaming Corporation (the “Company”)

Registration Statement on Form S-4

Registration Number 333-187468

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Company’s registration statement referenced above relating to the offer (the “Exchange Offer”) to exchange the Company’s $350,000,000 aggregate principal amount of 9% Senior Notes due 2020 that will be registered under the Securities Act, referred to as the “Exchange Notes”, for any and all outstanding 9% Senior Notes due 2020 that the Company issued on June 8, 2012, referred to as the “Old Notes.”

The Company hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989) (the “Exxon Capital Letter”); Morgan Stanley & Co., Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above referenced registration statement, which was filed with the Securities and Exchange Commission on March 22, 2013.

The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer, and to the best of the Company’s information and belief, each entity participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing Exchange Notes, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or interpretive letters of similar intent, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Company acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 and 508, as applicable of Regulation S-K.

In addition, as required by the Staff pursuant to the Shearman & Sterling letter, the Company will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of such Exchange Notes, and (ii) include in the letter of transmittal to be executed by a recipient of Exchange Notes in the Exchange Offer (the “Transmittal Letter”) language to the effect that if such exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer. The Transmittal Letter will also include a statement to the effect that by acknowledging the foregoing and delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning or the Securities Act.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

If you have any questions regarding the foregoing please contact Brandon C. Parris at Morrison & Foerster LLP, 425 Market, San Francisco, California, 94105, (415) 268-6617.

Sincerely,

BOYD GAMING CORPORATION

By:	/s/ Josh Hirsberg
Josh Hirsberg
Senior Vice President, Chief Financial Officer and Treasurer